Corindus Vascular Robotics, Inc. S-3

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Corindus Vascular Robotics, Inc. for the registration of up to 40,750,000 shares of its common stock and to the incorporation by reference therein of our reports dated March 19, 2018, with respect to the consolidated financial statements of Corindus Vascular Robotics, Inc., and the effectiveness of internal control over financial reporting of Corindus Vascular Robotics, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

April 12, 2018